P.E. 2/14/02

02014533

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 14, 2002

KPNQWEST N.V.

South Point, Building F
Scorpius 60
2130 GE Hoofddorp
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

KPNQwest N.V.

Table of Contents

Item	Page
Press Release, dated February 13, 2002	4-5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2002

KPNQwest N.V.
(Registrant)

By: /s/ J. Weston Peterson
Name: J. Weston Peterson
Title: Vice President

kpn/Qwest

News

KPNQwest: Clarification on Press Reports

KPNQwest wishes to reiterate information reported at its fourth quarter and full year 2001 results announcement made on 12 February 2002 to correct any misconceptions that may have arisen from recent press reports. Several of these reports discuss the concept of "cashless transactions". KPNQwest wishes to stress that it does not engage, and has never engaged, in cashless transactions.

KPNQwest reaffirms that:

1. KPNQwest sold capacity to other carriers for approximately €438 million in 2001. All of these sales were cash sales at fair market value.

2. Of the €438 million in optical capacity asset sales, approximately €120 million were sales in separate cash transactions in 2001 to customers from which the company also purchased assets for use in its own network for business purposes. These assets included optical equipment, capacity outside of the Company's network footprint, metropolitan area networks and capacity to enhance the resilience and reach of the EuroRings™ network. These too were cash sales at fair market value.

3. All of KPNQwest's transactions are in compliance with US GAAP.

KPNQwest continues to hold itself to the highest standards of financial disclosure and communications to investors.

KPNQwest N.V. • South Point Building F • Scorpius 60
Postbus 2010 • 2130 GE Hoofddorp • The Netherlands
t +31 (0) 23 568 76 76 • f +31 (0) 23 568 79 00 • e media@kpnqwest.com • i www.kpnqwest.com

About KPNQwest

KPNQwest (NASDAQ & ASE: KQIP), the leading pan-European data communications and hosting company, delivers a full range of carrier and corporate networking solutions, hosting and Internet services across a 15 country European footprint with seamless connectivity to a 180,000km global network. The company owns and operates the EuroRings™, the fastest, most advanced fibre-optic backbone in Europe, which connects 50 cities and a network of ultra-secure hosting facilities, the KPNQwest CyberCentres™. On October 18, 2001, KPNQwest announced its intention to acquire the Ebone and Central Europe divisions from GTS. Subject to the successful closure of this acquisition, KPNQwest will offer a 25,000km fibre-optic network, connecting 60 cities with 14 metro area networks and a total of 55,000m^2 of hosting space. For more information please visit the KPNQwest website at www.kpnqwest.com

For further information, please contact:

Jerry Yohananov	Piers Schreiber
Investor Relations – KPNQwest	Corporate Communications – KPNQwest
Tel: +31 23 568 7602	Tel: +31 23 568 7612
Email: jerry.yohananov@kpnqwest.com	Email: piers.schreiber@kpnqwest.com